UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number	Exact Name of Registrant as Specified in its Charter, Principal Office Address and Telephone Number	State of Incorporation or Organization	I.R.S. Employer Identification No.
001-38646	Dow Inc.	Delaware	30-1128146
2211 H.H. Dow Way, Midland, MI 48674
(989) 636-1000

001-03433	The Dow Chemical Company	Delaware	38-1285128
2211 H.H. Dow Way, Midland, MI 48674
(989) 636-1000

Shandell S. Massey

Managing Counsel and Director of the Office of the Corporate Secretary

(989) 636-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1—CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD is a combined report being filed by Dow Inc. and The Dow Chemical Company (“TDCC” and together with Dow Inc., “Dow” or the “Company”), for the reporting period from January 1 to December 31, 2022. A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

It is the Company’s policy not to knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. This Form SD, the Conflict Minerals Report and the Company’s policy with regard to the responsible sourcing of Conflict Minerals are publicly available on the Company’s website at https://corporate.dow.com/en-us/about/legal/conduct/conflict-minerals.html. The Company’s website is not part of or incorporated by reference into this filing.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 below, the Company is filing the Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2—EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01—Conflict Minerals Report of Dow Inc. and The Dow Chemical Company for the reporting period from January 1 to December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the duly authorized undersigned.

DOW INC.

THE DOW CHEMICAL COMPANY

Date: May 31, 2023

/s/ JIM FITTERLING
By: Jim Fitterling
Its: Chairman and Chief Executive Officer

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